Exhibit 99.1

First Order for Maris Tech from India - Maris-Tech received an order for $392,000 from a Leading Indian Company for Electro-Optical Solutions

The order marks Maris-Tech’s penetration into the Indian Market

Rehovot, Israel, July 13, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge computing AI-accelerated video solutions for edge platforms, today announced that it had received a new order from a leading Indian electro-optics and surveillance systems provider.

The order is for a product based on Maris-Tech’s innovative Mars technology, featuring advanced video streaming and recording capabilities, and it is expected to be delivered to the customer during the year 2023.

“This new order emphasizes Maris-Tech’s ever-expanding global presence. We are very excited about this new market and this new customer and are also looking forward to presenting our products to a wider audience at the India Homeland Security Expo taking place on July 26 and 27, 2023,” said Israel Bar, the Chief Executive Officer of Maris-Tech.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek, “ “intend, ” “plan, ” “goal, ” “estimate, ” “anticipate” or other comparable terms. For example, Maris is using forward-looking statements when it is discussing the timing of the expected delivery of its order from a leading Indian company and that the new order emphasizes its ever-expanding global presence. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on its current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of its control. Its actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause its actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and its other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com